CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM (“SPARQS®”)	$9,750,002.10	$1,043.25

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $1,043.25 fee with respect to the $9,750,002.10 SPARQS sold pursuant to this registration statement is offset against those filing fees, and $2,398,969.37 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT For SPARQS Dated January 25, 2006	Pricing Supplement No. 7 Registration Statement No. 333-131266 Dated February 21, 2006 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

7.5% SPARQS due March 20, 2007
Mandatorily Exchangeable for
Shares of Common Stock of NATIONAL SEMICONDUCTOR CORPORATION
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 7.5% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by this pricing supplement. At maturity the SPARQS will pay a number of shares of National Semiconductor Corporation common stock, subject to our right to call the SPARQS for cash at any time beginning September 20, 2006. The SPARQS do not guarantee any return of principal at maturity.

Final Terms:
Underlying company:	National Semiconductor Corporation
Aggregate principal amount:	$9,750,002.10
Pricing date:	February 21, 2006
Original issue date (Settlement date):	February 28, 2006
Maturity date:	March 20, 2007
Issue price (principal amount):	$6.95 per SPARQS, equal to the closing price of one share of National Semiconductor common stock on the pricing date times the exchange ratio
Interest rate:	7.5% per annum
Interest payment dates:	June 20, 2006, September 20, 2006, December 20, 2006 and the maturity date
Denominations:	$6.95 (and integral multiples thereof)
Exchange at maturity:	Unless the SPARQS have been called or accelerated, you will receive shares of National Semiconductor common stock at the exchange ratio in exchange for each SPARQS
Exchange ratio:	0.25, subject to adjustment for certain corporate events
Call right:	The SPARQS are callable by us at any time on or after the first call date
First call date:	September 20, 2006
Final call notice date:	March 10, 2007
Yield to call:	19% per annum. See “Hypothetical Call Price Calculations” beginning on PS-8.
Listing:	The SPARQS have been approved for listing on the American Stock Exchange LLC, which we refer to as the AMEX, subject to official notice of issuance. The AMEX listing symbol for the SPARQS is “NSD.” It is not possible to predict whether any secondary market for the SPARQS will develop.
CUSIP:	61747Y410

The SPARQS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $6.95 PER SPARQS

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per SPARQS	$ 6.95	$0.1129	$6.8371
Total	$ 9,750,002.10	$158,384.93	$9,591,617.17
(1)	Plus accrued interest, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for SPARQS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for SPARQS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for SPARQS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for SPARQS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for SPARQS dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000149/sparqsproductsupp.txt

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for SPARQS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “Stock Participation Accreting Redemption Quarterly-pay Securities” is our service mark and “SPARQS” is our registered service mark.

Your Return on the SPARQS

     No guaranteed return of principal. Unlike ordinary debt securities, the SPARQS do not guarantee any return of principal at maturity. Instead, the SPARQS pay an amount of National Semiconductor common stock, subject to our prior call of the SPARQS for the applicable call price in cash.

     Interest on the principal amount. We will pay interest on the SPARQS at the rate of 7.5% of the principal amount per year on June 20, 2006, September 20, 2006, December 20, 2006 and the maturity date. The 7.5% interest rate is higher than the current dividend rate on National Semiconductor common stock. If we call the SPARQS, we will pay accrued but unpaid interest on the SPARQS to but excluding the applicable call date.

     Payment at maturity. If we have not called the SPARQS and the maturity of the SPARQS has not been accelerated, we will deliver to you at the maturity date a number of shares of National Semiconductor common stock equal to the exchange ratio per SPARQS you hold.

     Exchange ratio. The exchange ratio is subject to adjustment over the term of the SPARQS for certain corporate events relating to National Semiconductor common stock.

     Payment if we exercise our call right. Your return on the SPARQS may be limited by our call right. At any time beginning on the first call date, including on the maturity date, we have the right to call the SPARQS for the cash call price, which will be calculated based on the call date. The call price will be an amount of cash per SPARQS that, together with all of the interest paid on the SPARQS to and including the call date, gives you a return equal to the yield to call on the issue price of each SPARQS from and including the date of issuance to but excluding the call date. The yield to call will be determined on the pricing date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-8 and the more detailed explanation in the prospectus supplement for SPARQS.

     Postponement of maturity date. If we decide to call the SPARQS, we will give you 10 to 30 calendar days notice. If the final call notice date is not a trading day or a market disruption event occurs on that day and we elect to call the SPARQS, both the final call notice date and the scheduled maturity date of the SPARQS will be postponed so that the maturity date will be the tenth calendar day after we send notice of our election.

National Semiconductor Common Stock – Public Information

     National Semiconductor Corporation designs, manufactures and markets a wide range of semiconductor products. National Semiconductor common stock is registered under the Exchange Act. Information provided to or filed with the Commission by National Semiconductor pursuant to the Exchange Act can be located by reference to Commission file number 001-06453 through the Commission’s website at http://www.sec.gov. In addition, information regarding National Semiconductor may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for SPARQS.

     This pricing supplement relates only to the SPARQS offered hereby and does not relate to National Semiconductor common stock or other securities of National Semiconductor. We have derived all disclosures contained in this prospectus supplement regarding National Semiconductor from the publicly available documents described in the preceding paragraph. In connection with the offering of the SPARQS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to National Semiconductor. Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding National Semiconductor is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of National Semiconductor common stock.

     Historical Information. The following table sets forth the published high and low closing prices of National Semiconductor common stock for 2003, 2004, 2005 and 2006 through February 21, 2006. The closing price of National Semiconductor common stock on February 21, 2006 was $27.80. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of National Semiconductor common stock as an indication of future performance.

	High	Low	Dividends

(CUSIP 637640103)
2003
First Quarter	$9.58	$6.42	—
Second Quarter	12.48	8.35	—
Third Quarter	17.95	9.79	—
Fourth Quarter	22.47	16.74	—
2004
First Quarter	22.22	18.31	—
Second Quarter	24.27	19.75	—
Third Quarter	20.97	12.00	—
Fourth Quarter	17.97	15.23	—
2005
First Quarter	21.21	15.76	0.02
Second Quarter	22.11	18.44	0.02
Third Quarter	26.30	22.29	0.02
Fourth Quarter	28.22	21.79	0.02
2006
First Quarter
(through February 21, 2006)	28.84	26.95	0.03

     Historical prices with respect to the common stock of National Semiconductor have been adjusted for a 2-for-1 stock split that was payable on May 13, 2004. We make no representation as to the amount of dividends, if any, that National Semiconductor will pay in the future. In any event, as an investor in the SPARQS, you will not be entitled to receive dividends, if any, that may be payable on National Semiconductor common stock.

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the SPARQS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the SPARQS through one or more of our subsidiaries.

     On the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the SPARQS by taking positions in National Semiconductor common stock and options contracts on National Semiconductor common stock listed on major securities markets. Such purchase activity could have increased the price of National Semiconductor common stock, and, accordingly, have increased the issue price of the SPARQS, and therefore, the price at which National Semiconductor common stock must close before you would receive at maturity an amount of common stock worth as much as or more than the principal amount of the SPARQS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for SPARQS.

Risk Factors

     The SPARQS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

      The SPARQS do not guarantee return of principal at maturity. If the closing price of National Semiconductor common stock at maturity (including upon an acceleration of the SPARQS) is less than the closing price on the pricing date, and we have not called the SPARQS, we will pay you National Semiconductor common stock or, under some circumstances, cash, with a value that is less than the principal amount of the SPARQS and could be zero.

     Your appreciation potential is limited by our call right. If we exercise our call right, you will not receive National Semiconductor common stock or an amount based upon the closing price of National Semiconductor common stock. Instead, you will receive a call price, which will depend upon the call date, and will be an amount of cash per SPARQS that represents the yield to call. You should not expect to obtain a total yield (including interest payments) of more than the yield to call per annum on the issue price of the SPARQS to the call date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-8 and the more detailed explanation in the prospectus supplement for SPARQS.

     Secondary trading may be limited. There may be little or no secondary market for the SPARQS. You should be willing to hold your SPARQS to maturity.

     Market price of the SPARQS will be influenced by many unpredictable factors. Although we expect that generally the trading price of National Semiconductor common stock on any day will affect the value of the SPARQS more than any other single factor, other factors that may influence the value of the SPARQS include: the volatility of National Semiconductor common stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining until we can call the SPARQS and until the SPARQS mature, the dividend rate on National Semiconductor common stock, our creditworthiness and the occurrence of certain events affecting National Semiconductor that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase SPARQS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the SPARQS, as well as the projected profit included in the cost of hedging our obligations under the SPARQS.

     If the SPARQS are accelerated, you may receive an amount worth substantially less than the principal amount of the SPARQS. The amount payable to you if the maturity of the SPARQS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the price of National Semiconductor common stock for two consecutive trading days to the acceleration trigger price, equivalent to $2.00 per share, or an event of default acceleration, and may be substantially less than the principal amount of the SPARQS.

     Morgan Stanley is not affiliated with National Semiconductor. National Semiconductor is not an affiliate of ours and is not involved with this offering in any way.

     Morgan Stanley may engage in business with or involving National Semiconductor without regard to your interests. We or our affiliates may presently or from time to time engage in business with National Semiconductor without regard to your interests, and thus may acquire non-public information about National Semiconductor. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to National Semiconductor, which may or may not recommend that investors buy or hold National Semiconductor common stock.

     You have no shareholder rights. Investing in the SPARQS is not equivalent to investing in National Semiconductor common stock. As an investor in the SPARQS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to National Semiconductor common stock.

     The SPARQS may become exchangeable into the common stock of companies other than National Semiconductor. Following certain corporate events relating to National Semiconductor common stock, you will receive at maturity either the common stock of three companies in the same industry group as National Semiconductor in lieu of, or in addition to, National Semiconductor common stock or the common stock of a successor corporation to National Semiconductor. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the SPARQS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect National Semiconductor common stock. For example, the calculation agent is not required to make any adjustments if National Semiconductor or anyone else makes a partial tender or partial exchange offer for National Semiconductor common stock. If an event occurs that does not require the calculation agent to adjust the amount of National Semiconductor common stock payable at maturity, the market price of the SPARQS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent, and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the SPARQS or that trade National Semiconductor common stock on a regular basis are potentially adverse to your interests as an investor in the SPARQS. The hedging or trading activities of our affiliates on or prior to the pricing date and on the valuation dates could adversely affect the price of National Semiconductor common stock on the pricing date and at maturity and, as a result, could decrease the value of the payment you receive on the SPARQS at maturity. Any of these hedging or trading activities on the date of this pricing supplement could have increased the price of National Semiconductor common stock and, accordingly, have increased the issue price of the SPARQS and, therefore, the price at which National Semiconductor common stock must close before you would receive at maturity an amount of National Semiconductor common stock worth as much as or more than the principal amount of the SPARQS. Additionally, such hedging or trading activities during the term of the SPARQS could potentially affect the price of National Semiconductor common stock at maturity and, accordingly, if we have not called the SPARQS, the value of National Semiconductor common stock or in certain circumstances cash, you will receive at maturity, including upon an acceleration event.

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. See the section called “Risk Factors—Because the characterization of the SPARQS for U.S. federal income purposes is uncertain, the material U.S. federal income tax consequences of an investment in the SPARQS are uncertain” in the prospectus supplement for SPARQS.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-8 of the prospectus supplement for SPARQS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the SPARQS.

ERISA

     See “ERISA” in the prospectus supplement for SPARQS.

United States Federal Income Taxation

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS, and consequently our tax counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the SPARQS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the terminable forward contract. We have determined that the Yield on the Deposit is 5.197% per annum, and that the remainder of the stated interest payments on the SPARQS is attributable to the Contract Fees, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Treatment of the SPARQS.”

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the SPARQS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the SPARQS, the timing and character of income on the SPARQS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the SPARQS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for SPARQS.

     Notwithstanding the foregoing, any stated interest payments on the SPARQS made to non-U.S. holders will generally be withheld upon at a rate of 30%. See the section called “United States Federal Taxation —Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the SPARQS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Hypothetical Call Price Calculations

The following tables set forth sample calculations of the call price for hypothetical call dates of September 20, 2006 and March 20, 2007 (the scheduled maturity date) based on the following hypothetical terms:

  Original issue date: February 28, 2006
  Interest payment dates: June 20, 2006, September 20, 2006, December 20, 2006 and the maturity date
  Yield to call: 19% per annum (computed on the basis of a 360-day year of twelve 30-day months)
  Issue price: $6.95 per SPARQS
  Interest rate: 7.5% per annum

     The call price with respect to any call date is an amount of cash per SPARQS such that the sum of the present values of all cash flows on each SPARQS to and including the call date (i.e., the call price and all of the interest payments on each SPARQS), discounted to the original issue date at the applicable discount factor, equals the issue price. the discount factor is based on the hypothetical yield to call rate of 19% per annum and the number of years (or fraction of a year) from the original issue date to and including the applicable payment date and is represented by the following formula:

1 1.19[x]
Discount factor =		, where x is the number of years from the original issue date to and including the applicable payment date.

The call price in each of the hypothetical examples shown below is determined as follows:

  The known cash flows on the SPARQS (i.e., the interest payments) are discounted to their present value on the original issue date at the applicable discount factor. The sum of these present values equals the present value on the original issue date of all of the interest payments payable on the SPARQS to and including the applicable call date.

    For example, the present value of all of the interest payments for the hypothetical call date of September 20, 2006 is $.2694 ($.1511 + $.1183).

  Since the present value of all payments on the SPARQS to and including the call date (i.e., the call price and all of the interest payment on each SPARQS) must equal the issue price, we can determine the present value of the applicable call price by subtracting the sum of the present values of the interest payments from the issue price.

    For example, for the hypothetical call date of September 20, 2006, the present value of the call price is $6.6806 ($6.95 - $.2694).

  The call price is then derived by determining the amount that, when discounted to the original issue date from the applicable call date at the applicable discount factor, equals the present value of the call price.

    For the hypothetical call date of September 20, 2006, the call price is therefore $7.3585, which is the amount that if paid on September 20, 2006 has a present value on the original issue date of $6.6806, based on the applicable discount factor.

•   •   •

The call prices calculated in the following tables are based upon the terms set forth above and the three sample call dates. The actual amount you will receive if we call the SPARQS will depend upon the actual call date.

Call Date of September 20, 2006

Payment Date	Issue Price Paid	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

February 28, 2006	($6.95)	--	--	--	--	0	.00000	100.000%	--
June 20, 2006	--	$.1593	--	--	$.1593	110	.30556	94.824%	$.1511
Call date (September 20, 2006)	--	--	$.1303	--	$.1303	200	.55556	90.788%	$.1183
Call date (September 20, 2006)	--	--	--	$7.3585	$7.3585	200	.55556	90.788%	$6.6806

Total amount received on the call date: $7.4888								Total:	$6.9500

Total amount received over the term of the SPARQS: $7.6481

[1]	The call price of $7.3585 is the dollar amount that has a present value of $6.6806, which has been discounted to the original issue date from the call date at the yield to call rate of 19% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the issue price of $6.95.

[2]	Based upon a 360-day year of twelve 30-day months.
1 1.19[x]
[3]	Discount factor =		, where x is the number of years from the original issue date to and including the applicable payment date.

Call Date of March 20, 2007 (Maturity Date)

Payment Date	Issue Price Paid	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

February 28, 2006	($6.95)	--	--	--	--	0	.00000	100.000%	--
June 20, 2006	--	$.1593	--	--	$.1593	110	.30556	94.824%	$.1511
September 20, 2006	--	$.1303	--	--	$.1303	200	.55556	90.788%	$.1183
December 20, 2006	--	$.1303	--	--	$.1303	290	.80556	86.925%	$.1133
Call date (March 20, 2007)	--	--	$.1303	--	$.1303	380	1.05556	83.225%	$.1084
Call date (March 20, 2007)	--	--	--	$7.7608	$7.7608	380	1.05556	83.225%	$6.4589

Total amount received on the call date: $7.8911								Total:	$6.9500

Total amount received over the term of the SPARQS: $8.3110

[1]	The call price of $7.7608 is the dollar amount that has a present value of $6.4589 has been discounted to the original issue date from the call date at the yield to call rate of 19% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the issue price of $6.95.

[2]	Based upon a 360-day year of twelve 30-day months.
1 1.19[x]
[3]	Discount factor =		, where x is the number of years from the original issue date to and including the applicable payment date.